Exhibit 99.2

SECOND AMENDED AND RESTATED FORBEARANCE AGREEMENT

This Second Amended and Restated Forbearance Agreement is made as of January 30, 2009 (the “Second Amended and Restated Agreement”), and amends and restates that certain Agreement (defined below) by and among Masonite International Inc. (“Holdings”), Masonite Corporation (the “U.S. Issuer”), Masonite International Corporation (the “Canadian Issuer,” together with the U.S. Issuer, the “Issuers”), the indirect and direct subsidiaries identified on the signature pages hereof, as Guarantors (the “Subsidiaries”), and the holders of certain of the Senior Subordinated Notes due 2015 (the “Notes”) that were issued pursuant to (i) that certain Exchange Note Indenture, dated as of October 6, 2006 (as amended or modified, the “U.S. Indenture”), among the U.S. Issuer, Holdings, the Canadian Issuer, as Guarantor and certain Subsidiaries, as Guarantors, and (ii) that certain Exchange Note Indenture, dated as of October 6, 2006 (as amended or modified, the “Canadian Indenture,” together with the U.S. Indenture, the “Indentures”), among the Canadian Issuer, Holdings, the U.S. Issuer, as Guarantor, and certain Subsidiaries, as Guarantors.  The holders of Notes that are signatories hereto each a “Noteholder,” and collectively, the “Noteholders,” and together with Holdings, the U.S. Issuer, the Canadian Issuer and the Subsidiaries, the “Parties”.  Capitalized terms used herein have the meanings assigned in the applicable Indenture unless otherwise defined herein.

RECITALS

WHEREAS, as of the date hereof, the Issuers have each failed and continue to fail to make the interest payment due on October 15, 2008 under each of the Indentures, which is a Default and since such Default was not cured within thirty days thereafter became an Event of Default under the applicable Indenture (collectively, the “Interest Defaults”);

WHEREAS, as of the date hereof, the Issuers have also each failed and continue to fail to comply with the reporting requirements of Sections 1009(a) (1) and (2) under the applicable Indenture which are Defaults, and since such Defaults were not cured within thirty days after receiving notice of such Defaults became Event of Defaults under the applicable Indenture (collectively, the “Financial Reporting Defaults”);

WHEREAS, Holdings, the Issuers, the Subsidiaries and the Noteholders entered into an initial forbearance agreement dated as of November 17, 2008, as amended and restated by the First Amended and Restated Forbearance Agreements made as of December 30, 2008 (the “Agreement”);

WHEREAS, at the Company’s request, the Noteholders have agreed to amend the Agreement and agreed to continue to forbear, and to instruct The Bank of New York, as the indenture trustee “Indenture Trustee”) under each of the Indentures, not to exercise, those rights and remedies available under the applicable Indenture and/or applicable law that have arisen or may hereafter arise, due to the occurrence and continuance of the Interest Defaults and the Financial Reporting Defaults on the terms and conditions set forth herein;

WHEREAS, the Noteholders collectively hold not less than $578,469,000 in aggregate principal amount of the Notes, representing more than 75% of the aggregate principal amount of the Notes that are outstanding;

WHEREAS, each of the Noteholders is represented by Paul, Weiss, Rifkind, Wharton & Garrison LLP (collectively, together with Noteholders, the “Noteholder Group”);

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth in this Second Amended and Restated Agreement, the Parties, each intending to be legally bound, agree as follows:

1.             Forbearance.

(a)           Effective as of the Forbearance Effective Date, the Noteholders agree that, until the expiration of the Forbearance Period (as defined below), they (both individually and collectively) will forbear from exercising, and shall direct the applicable Indenture Trustee and any broker or other Person that holds the Notes on behalf of such Noteholders, and by signature hereto so direct the applicable Indenture Trustee pursuant to Sections 502, 507 and 512 of the applicable Indenture and such brokers or other Persons, not to exercise, any rights and remedies against Holdings, the U.S. Issuer, the Canadian Issuer, or the Subsidiaries that are available under the applicable Indenture and/or applicable law solely with respect to the Interest Defaults and the Financial Reporting Defaults; provided, however, the Noteholders shall be entitled to assert a right to the accrual of default interest to the extent provided under the applicable Indenture during the Forbearance Period but may not seek any remedy or take any action with respect thereto during the Forbearance Period; provided, however, that nothing herein shall restrict, impair or otherwise affect the exercise of the Noteholders’ rights under this Second Amended and Restated Agreement, and provided further that no such forbearance shall constitute a waiver with respect to any Defaults (other than the

Interest Defaults and Financial Reporting Defaults) or any other Events of Default under the applicable Indenture.

(b)           As used herein, the term “Forbearance Period” shall mean the period beginning on the Forbearance Effective Date and ending upon the occurrence of a Termination Event.  As used herein, “Termination Event” shall mean the earlier to occur of (i) February 13, 2009; and (ii) two (2) Business Days after the delivery by Paul, Weiss, as counsel to the Noteholder Group, to the applicable Issuer and the applicable Indenture Trustee a written notice terminating the Forbearance Period (the “Termination Notice”), which notice may be delivered at any time but only upon or after the occurrence of any Forbearance Default; provided, however, that notwithstanding the foregoing, this Second Amended and Restated Agreement shall immediately terminate upon the occurrence of a Forbearance Default under subsections (A) and (F) below, without the need for delivery of the Termination Notice or any other notice.  As used herein, the term “Forbearance Default” shall mean: (A) the valid acceleration of all indebtedness arising under (i) the U.S. Indenture, (ii) the Canadian Indenture or (iii) that certain credit agreement dated as of April 6, 2005 (as amended or modified, the “Credit Agreement”), among the Issuers, as borrowers, Holdings, as guarantor, certain lenders and The Bank of Nova Scotia, as Administrative Agent; (B) the failure of the Issuers and Holdings to engage in good faith negotiations with the Noteholder Group regarding a potential restructuring transaction which determination shall be made by the holders of a majority in principal amount of the Notes issued under the Indentures in good faith and their reasonable discretion; (C) the occurrence of any Default or Event of Default other than the Interest Defaults and Financial Reporting

Defaults; (D) the failure of the U.S. Issuer, the Canadian Issuer, Holdings or the Subsidiaries to comply with any material term, condition, covenant or agreement set forth in this Second Amended and Restated Agreement; (E) the failure of any representation or warranty made by the U.S. Issuer, the Canadian Issuer, Holdings or the Subsidiaries under this Second Amended and Restated Agreement to be true and correct in all material respects as of the date when made; (F) the commencement by or against the U.S. Issuer, the Canadian Issuer, Holdings, or any Subsidiary of a case under title 11 of the United States Code, the Companies’ Creditors Arrangement Act or any other act that seeks relief under any comparable liquidation, reorganization or insolvency regime or proceeding that is not, in the case of proceedings commenced against the U.S. Issuer, the Canadian Issuer, Holdings or the Subsidiaries, dismissed within five (5) Business Days of commencement; or (G) the U.S. Issuer, the Canadian Issuer, Holdings, or the Subsidiaries pays any management, sponsor or consulting fees to the stockholders of Masonite Holding Corp. or their affiliates.

(c)           Upon the occurrence of a Termination Event, the agreement of the Noteholders hereunder to forbear, and to direct the applicable Indenture Trustee and any broker or other Person that holds the Notes on behalf of such Noteholders, to forbear, from exercising rights and remedies in respect of the Interest Defaults and Financial Reporting Defaults, shall immediately terminate without the requirement of any demand, presentment, protest, or notice of any kind (other than, where required, a Termination Notice), all of which the Issuers, Holdings, and the Subsidiaries hereby waive.  The Issuers, Holdings, and the Subsidiaries agree that, upon the occurrence of, and at any time after, the occurrence of a Termination Event, the

Noteholders or the Indenture Trustees, as applicable, may proceed, subject to the terms of the applicable Indenture and/or applicable law, to exercise any or all rights and remedies under the applicable Indenture and/or applicable law, including, without limitation, the rights and remedies on account of the Interest Defaults and Financial Reporting Defaults and any other Defaults or Events of Default that may then exist.  Without limiting the generality of the foregoing, upon the occurrence of a Termination Event, if any Default or Event of Default (including the Interest Defaults and Financial Reporting Defaults) exists at such time, the Noteholders or the Indenture Trustees, as applicable, may, upon such notice or demand as is specified by the applicable Indenture or applicable law, and subject to the terms of the applicable Indenture and/or applicable law, (x) collect and/or commence any legal or other action to collect any or all of the obligations of the Issuers, Holdings and the Subsidiaries under the applicable Indenture, or the Subsidiary Guarantees; and (y) take any other enforcement action or otherwise exercise any or all rights and remedies provided to them under the applicable Indenture, the applicable Subsidiary Guarantees and/or applicable law, all of which rights and remedies are fully reserved.

(d)           The Issuers, Holdings, and the Subsidiaries acknowledge that the Noteholders have made no assurances whatsoever concerning any possibility of any extension of the Forbearance Period, any other forbearance or similar arrangement or any other limitations on the exercise of their rights, remedies and privileges under or otherwise in connection with the applicable Indenture and/or applicable law.

(e)           The Issuers, Holdings, and the Subsidiaries acknowledge and agree that any forbearance, waiver or consent that the Noteholders may make on or after the date hereof has been made by the Noteholders in reliance upon, and in consideration for, the covenants, agreements, representations and warranties of the Issuers, Holdings, and the Subsidiaries hereunder.

2.             Effectiveness.  This Second Amended and Restated Agreement shall become effective on the first date (the “Forbearance Effective Date”) on which the following condition is satisfied and evidence of its satisfaction has been delivered to counsel to the Noteholder Group: execution and delivery of counterparts of this Second Amended and Restated Agreement by the Issuers, Holdings, and the Subsidiaries, and the Noteholders holding more than 70.1% of the aggregate principal amount of the Notes that are outstanding.

This Second Amended and Restated Agreement shall be effective as to the Noteholders, the Issuers, Holdings, and the Subsidiaries in accordance with Section 2 hereof regardless of whether the Indenture Trustees execute this Second Amended and Restated Agreement.  This Second Amended and Restated Agreement shall be effective as to each of the Indenture Trustees upon each of the Indenture Trustees becoming a signatory hereto.

3.             Representations, Warranties and Covenants.

(a)           The Issuers, Holdings, and the Subsidiaries represent, warrant and covenant as follows:

(i)            Except for the Interest Defaults and Financial Reporting Defaults, no other Default or Event of Default has occurred and is continuing.

(ii)           The execution, delivery and performance by the Issuers, Holdings, and the Subsidiaries of this Second Amended and Restated Agreement:

(1)           are within their corporate or limited partnership powers, as applicable;

(2)           have been duly authorized by all necessary corporate or limited partnership action, as applicable, including the consent of the holders of its equity interests where required;

(3)           do not and will not (A) contravene their certificate of incorporation or by-laws or limited partnership or other constituent documents, (B) violate any (i) applicable material requirement of law or (ii) material order or decree of any governmental authority or arbitrator applicable to them, (C) materially conflict with or result in the breach of, or constitute a default under, or result in or permit the termination or acceleration of, any material contractual obligation of the Company or the Subsidiaries, or (D) result in the creation or imposition of any material lien or encumbrance upon any of the material property of the Company or the Subsidiaries; and

(4)           do not and will not require the consent of, authorization by, or approval of any governmental authority, other than those which prior to the Forbearance Effective Date will have been obtained or made and copies of which prior to the Forbearance Effective Date will have been delivered to counsel to the Noteholder Group and each of which on the Forbearance Effective Date will be in full force and effect or as would not be material.

(b)           Each Noteholder represents, severally and not jointly, as follows:

(i)            As of the date hereof, each Noteholder either (A) is the sole legal and beneficial owner of the principal amount of Notes set forth opposite its name on the signature pages hereto, or (B) has the investment or voting discretion with respect to such Notes and has the power and authority to bind the beneficial owner(s) of such Notes to the terms of this Second Amended and Restated Agreement.

4.             Disclosure.  Each Party hereto agrees that it will permit public disclosure, including in a press release, of the contents of this Second Amended and Restated Agreement, but not including information with respect to each of the Noteholder’s specific ownership of Notes or the identify of any individual Noteholder.

5.             Ratification of Liability.  The Issuers, Holdings, and the Subsidiaries hereby ratify and reaffirm all of their payment and performance obligations and obligations to indemnify, contingent or otherwise, under the Indentures.

6.             Meetings/Access.  The Issuers agree, following reasonable advance notice, to provide the Noteholder Group’s advisors reasonable access to their officers, facilities, and books and records and otherwise reasonably cooperate in connection with the Noteholder Group’s advisors’ due diligence investigation.  The Issuers further agree, following reasonable advance notice, to make their officers and advisors available at reasonable times and places to discuss the business plan and the Issuers’ business and operations with the Noteholder Group’s advisors (who may be accompanied by any Noteholders who have entered into reasonably acceptable confidentiality agreements).

7.             Complete Integration; Amendments.  This Second Amended and Restated Agreement along with the applicable Indenture constitutes the full and final agreement between the Parties with respect to the subject matter hereof, and it may not be modified or amended except by a written instrument, signed by each of the Parties, expressing such amendment or modification.

8.             No Other Amendments; Reservation of Rights, No Waiver.  Other than as otherwise expressly provided herein, this Second Amended and Restated Agreement shall not be deemed to operate as an amendment or waiver of, or to prejudice, any right, power, privilege or remedy of the Noteholders or the Indenture Trustees, as applicable, under the applicable Indenture or applicable law, nor shall the entering into this Second Amended and Restated Agreement preclude the Noteholders from refusing to enter into any further amendments or forbearances with respect to the applicable Indenture.  Other than as expressly provided herein, this Second Amended and Restated Agreement shall not constitute a forbearance with respect to (i) any failure by the Issuers, Holdings, or the Subsidiaries to comply with any covenant or other provision in the Indentures or (ii) the occurrence or continuance of any present or future Default or Event of Default.

9.             Counterparts/Facsimile Transmission.  This Second Amended and Restated Agreement may be signed in counterparts, each of which, when taken together, shall be deemed an original. Execution of this Second Amended and Restated Agreement is effective if a signature is delivered by facsimile transmission or electronic (e.g., “pdf”) transmission.

10.           Successors and Assigns.  This Second Amended and Restated Agreement shall be binding upon and inure to the benefit of the Parties hereto and each of their respective successors, assigns, heirs and personal representatives.

11.           Authority.  Any person signing this Second Amended and Restated Agreement in a representative capacity (i) represents and warrants that he/she is authorized to sign this Second Amended and Restated Agreement on behalf of the Party he/she represents and that his/her signature upon this Second Amended and Restated Agreement will bind the represented Party to the terms of this Second Amended and Restated Agreement, and (ii) acknowledges that the other Party to this Second Amended and Restated Agreement has relied upon such representation and warranty.

12.                                 Governing Law.  This Second Amended and Restated Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to its choice of law provisions.

13.                                 Remedies.  Nothing contained in this Second Amended and Restated Agreement shall be deemed a waiver by any non-breaching Party hereto of any other remedies available at law to redress any other Party’s breach of this Second Amended and Restated Agreement.  Each of the rights and powers provided pursuant to this Second Amended and Restated Agreement shall be cumulative and in addition to and not in derogation of the rights and powers otherwise available under applicable law to the Parties pursuant to Sections 502, 507 and 512 of the applicable Indenture.

14.                                 Direction to Indenture Trustee.  The Noteholders’ agreement to forbear as provided herein shall constitute a direction from such Noteholders to the applicable Indenture Trustee to similarly forbear during the Forbearance Period.

15.                                 Acquisition of Additional Notes.  This Second Amended and Restated Agreement shall in no way be construed to preclude any Noteholder from acquiring additional Notes to the extent permitted by applicable law.  However, the Noteholder shall, automatically and without further action, become subject to this Second Amended and Restated Agreement with respect to any Notes so acquired.

16.                                 Limitation on and Notice of Transfers of Notes.  Each of the undersigned Noteholders hereby agrees not to sell, assign, pledge, hypothecate or otherwise transfer, during the Forbearance Period, any Notes (or any rights in respect thereof, including the right to vote) held by such Noteholder as of the execution date of this Second Amended and Restated Agreement except to a party who (i) is already a signatory Noteholder under this Second Amended and Restated Agreement or (ii) contemporaneously with any such sale, assignment, pledge, hypothecation, or transfer, agrees to be fully bound as a signatory Noteholder hereunder by executing and delivering to the Issuers a joinder to this Second Amended and Restated Agreement.  Any Noteholder that takes any action in violation of the preceding sentence shall notify the Issuers within one (1) Business Day thereafter.  Each of the undersigned Noteholders hereby agrees to provide Paul, Weiss with written notice, within five (5) Business Days, of any sale, assignment, pledge, hypothecation or other transfer (“Transfer”) during the Forbearance Period, of any Notes (or any rights in respect thereof, including the right to vote) held by such Noteholder as of the execution date of this Second Amended and Restated Agreement unless the transferee of such Transfer is a Noteholder that is already a signatory to this Second Amended and Restated Agreement.

17.                                   Consultation.   The Issuers, Holdings and the Subsidiaries shall consult with the advisors to the Noteholder Group prior to agreeing to pay a forbearance or consent fee or increased interest rate to any holder of Indebtedness.

IN WITNESS WHEREOF, each of the Parties hereto has caused this Second Amended and Restated Agreement to be duly executed and delivered as of the date first above written.

MASONITE CORPORATION

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MASONITE INTERNATIONAL INC.

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MASONITE INTERNATIONAL CORPORATION

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SUBSIDIARIES

EGER PROPERTIES

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WMW, INC.

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WOODLANDS MILLWORK I, LTD.

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MASONITE PRIMEBOARD, INC.

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MASONITE CORPORATION FOREIGN HOLDINGS LTD.

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MASONITE HOLDINGS COMPANY LIMITED

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FLORIDA MADE DOOR CO.

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CUTTING EDGE TOOLING, INC.

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PINTU ACQUISITION COMPANY, INC.

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DOOR INSTALLATION SPECIALIST CORPORATION

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PREMDOR FINANCE LLC

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CROWN DOOR CORPORATION

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CASTLEGATE ENTRYSYSTEMS, INC.

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3061275 NOVA SCOTIA COMPANY

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MASONITE MEXICO S.A. DE C.V.

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PREMDOR U.K. HOLDINGS LIMITED.

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PREMDOR CROSBY LIMITED

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BONLEA LIMITED

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MASONITE CHILE HOLDINGS S.A.

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MASONITE IRELAND

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MASONITE EUROPE

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MASONITE EUROPE LIMITED

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MASONITE COMPONENTS

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THE NOTEHOLDERS

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Principal Amount of Senior Subordinated Notes Issued under the U.S. Indenture held

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Principal Amount of Senior Subordinated Notes Issued the Canadian Indenture held

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